UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Agreement in Principle for Financing Transactions

On August 5, 2026, Vertical Aerospace Ltd. (the “Company”) entered into an agreement in principle with Mudrick Capital Management, L.P. (“Mudrick Capital”) and a designee of Yorkville Advisors Global, LP (“Yorkville”) pursuant to a non-binding term sheet (the “Term Sheet”) involving, among other things:

(i)	amendments to the convertible note purchase agreement, dated April 20, 2026, between the Company and Mudrick Capital, which grants the Company the right, but not the obligation, to cause Mudrick Capital to purchase up to $50 million in aggregate original principal amount of additional Convertible Senior Secured Notes for a period of one year following the date of the agreement (the “Convertible Note Purchase Agreement”), to accelerate the issuance of the remaining $35 million of additional Convertible Senior Secured Notes under the Convertible Note Purchase Agreement on or before August 12, 2026;

(ii)	an amendment to the indenture, dated December 16, 2021, entered into between the Company and U.S. Bank National Association, as trustee and collateral agent, which governs the Company’s Convertible Senior Secured Notes issued to Mudrick Capital (as previously amended, the “Indenture”), to provide for a change in the conversion price of all Convertible Senior Secured Notes issued under the Indenture from $3.50 to $1.30;

(iii)	the issuance of $25 million of Series A convertible preferred shares under the securities purchase agreement, dated April 20, 2026, between the Company and Yorkville, which grants the Company the right, but not the obligation, to issue and sell to Yorkville up to $250 million of preferred shares convertible into ordinary shares, with a liquidation value of $1,000 per preferred share, in tranches not to exceed $25 million each, over a 24-month period;

(iv)	the implementation of amendments to the Fifth Amended and Restated Memorandum and Articles of Association of the Company to clarify and supplement certain Mudrick Capital director nomination rights, removal rights, consent rights and other matters included therein (the “Articles Amendments”), subject to approval by the Company’s shareholders and the Company’s obligations with respect to obtaining such shareholder approval;

(v)	the implementation of a shareholder agreement with Mudrick Capital providing for similar clarifications and rights to be granted to Mudrick Capital that are anticipated in the Articles Amendments during the period prior to their approval by the Company’s shareholders (the “Shareholder Agreement”); and

(vi)	the restructuring of certain of the Company’s existing employee options to re-price such options at a strike price of $1.30 per ordinary share and the establishment of a new management option pool of 2,767,806 ordinary shares, subject in each case to shareholder approval.

The Company intends to use the proceeds received from the anticipated issuance of the securities pursuant to the Term Sheet to fund its research and development expenses as it continues to develop its aircraft and its expenditures in the expansion of its testing, manufacturing and certification capacities, as well as for general working capital and other general corporate purposes.

Amendments to the Company’s Memorandum and Articles of Association require approval by a two-thirds majority of the votes cast by the Company’s shareholders at a general meeting of shareholders. There is no guarantee that the Company will obtain the requisite shareholder approval of the Articles Amendments.

The foregoing description of the Term Sheet does not purport to be complete and is qualified in its entirety by the terms upon which the transaction contemplated by the Term Sheet are executed. A copy of the Term Sheet is furnished as Exhibit 99.1 to this Report on Form 6-K.

The agreement in principle pursuant to the Term Sheet is non-binding and remains subject to the negotiation, execution and delivery of definitive agreements, completion of due diligence and satisfaction of various other conditions. There can be no assurance that the parties will enter into definitive agreements or that any transaction will be consummated on the terms currently contemplated, or at all.

Cash Position

As at June 30, 2026, the Company had 138,390,307 ordinary shares issued and outstanding (excluding ordinary shares held in treasury), as well as cash and cash equivalents totaling approximately £50 million ($66 million) on hand.

The June 30, 2026 preliminary financial data included in this Report on Form 6-K has been prepared by, and is the responsibility of, Vertical Aerospace Ltd.’s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The preliminary financial data included in this Report on Form 6-K is based on information available to management as of the date of this report and subject to adjustment and is based on a number of assumptions.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, the anticipated issuances of securities, the timing of execution of definitive documentation, the convening of a general meeting of the Company’s shareholders, the Company's anticipated use of proceeds, and statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate," "will," "aim," "potential," "continue," "are likely to" and similar statements of a future or forward-looking nature. The Term Sheet described herein is non-binding, and there can be no assurance that definitive documentation will be executed or that the proposed financing transactions will be completed on the terms described, on the anticipated timeline, or at all. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the receipt of required shareholder approvals; the completion of the contemplated transactions on the currently anticipated timeline, or at all; the satisfaction of all closing conditions; the anticipated use of proceeds for our business; our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; and the other important factors discussed under the caption "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 24, 2026, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763, File No. 333-287207, File No. 333-292448, File No. 333-295988 and File No. 333-297060) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Term Sheet, dated August 5, 2026, by and among Vertical Aerospace Ltd., Mudrick Capital Management, L.P. and YA II PN, Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: August 10, 2026	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer